Exhibit (a)(5)(clxv)

Contact:	Jennifer Glass Oracle Corp . (650) 633-6192 jennifer.glass@oracle.com

ORACLE COMMENTS ON DEPARTMENT OF JUSTICE

DECISION NOT TO APPEAL

REDWOOD SHORES, Calif., October 1, 2004 — Oracle Corporation (NASDAQ: ORCL) issued the following statement today:

“We are pleased that the Department of Justice has elected not to proceed with an appeal,” said Oracle Chairman Jeffrey O. Henley. “This affirms our longstanding belief that the transaction is not anti-competitive. We are now looking forward to the trial in Delaware of our claims against the PeopleSoft board of directors for their actions over the past year which have seriously damaged, and continue to damage, shareholder value. We look forward to bringing these actions to light in the trial, which starts on Monday.”

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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